UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

MuleSoft, Inc.

(Names of Subject Company)

Malbec Acquisition Corp.

(Offeror)

salesforce.com, inc.

(Parent of Offeror)

(Names of Filing Persons)

CLASS A COMMON STOCK, $0.000025 PAR VALUE

CLASS B COMMON STOCK, $0.000025 PAR VALUE

(Title of Class of Securities)

Class A Common Stock – 625207105

Class B Common Stock – None

(CUSIP Number of Class of Securities)

Amy E. Weaver, Esq.

President, Legal and General Counsel

salesforce.com inc.

The Landmark @ One Market, Suite 300

San Francisco, California 94105

(415) 901-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Andrew J. Nussbaum, Esq.

Edward J. Lee, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,865,217,998.56	$854,719.65***
*	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $43.74, the average of the high and low sales prices per share of MuleSoft Class A common stock on March 28, 2018, as reported by the New York Stock Exchange, and (ii) 156,955,144 (which represents the estimated maximum number of shares of MuleSoft Class A common stock and MuleSoft Class B common stock that may be exchanged in the offer and the subsequent merger described herein for the transaction consideration, including (x) shares underlying MuleSoft equity awards outstanding as of March 28, 2018, and (y) shares underlying MuleSoft equity awards that are expected to be granted between March 28, 2018 and the closing of the offer and the subsequent merger described herein in accordance with the merger agreement described herein). The MuleSoft Class B common stock is not publicly traded but converts, on a one-for-one basis, into MuleSoft Class A common stock at the election of the holder. Each share of MuleSoft Class B common stock validly tendered and not validly withdrawn pursuant to the offer described herein will automatically convert into one share of MuleSoft Class A common stock upon consummation of the offer.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001245 multiplied by the proposed maximum offering price.
***	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $251,609	Filing Party: salesforce.com, inc.
Form or Registration No.: Form S-4 333-224067	Date Filed: April 2, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2018 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by salesforce.com, inc., a Delaware corporation (“Salesforce”), and Malbec Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Salesforce (the “Offeror”). This Schedule TO relates to the offer by the Offeror to exchange for each outstanding share of Class A common stock of MuleSoft, Inc., a Delaware corporation (“MuleSoft”), par value $0.000025 per share (“MuleSoft Class A common stock”), and Class B common stock of MuleSoft, par value $0.000025 per share (“MuleSoft Class B common stock,” and together with MuleSoft Class A common stock, “MuleSoft common stock” and such shares of MuleSoft common stock, “MuleSoft shares”), validly tendered and not validly withdrawn in the offer:

•	$36.00 in cash; and

•	0.0711 of a share of Salesforce common stock, par value $0.001 per share (“Salesforce common stock” and such shares of Salesforce common stock, “Salesforce shares”), together with cash in lieu of any fractional shares of Salesforce common stock;

in each case, without interest and less any applicable withholding taxes (such consideration, the “transaction consideration,” and such offer, on the terms and subject to the conditions and procedures set forth in the Prospectus/Offer to Exchange (as defined below), and in the related Letter of Transmittal (as defined below), together with any amendments or supplements thereto, the “Offer”).

Salesforce has filed with the SEC a Registration Statement on Form S-4 dated April 2, 2018 (the “Registration Statement”) and Amendment No. 1 to the Registration Statement on Form S-4 dated April 23, 2018 (“Amendment No. 1 to the Registration Statement”), relating to the offer and sale of shares of Salesforce common stock to be issued to holders of shares of MuleSoft common stock validly tendered and not validly withdrawn in the Offer. The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of Amendment No. 1 to the Registration Statement (the “Prospectus/Offer to Exchange”), and the related letter of transmittal (the “Letter of Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, to the Schedule TO. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Salesforce or the Offeror, is hereby expressly incorporated into the Schedule TO by reference in response to Items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for in the Schedule TO. The Agreement and Plan of Merger, dated as of March 20, 2018, by and among Salesforce, the Offeror and MuleSoft (the “merger agreement”), a copy of which is filed as Exhibit (d)(1) to the Schedule TO, is incorporated into the Schedule TO by reference.

All information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 4, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith. Capitalized terms used but not defined in this Amendment No. 4 have the meanings ascribed to them in the Schedule TO.

Item 1.	Summary Term Sheet.

Item 1 is hereby amended and supplemented as follows:

Questions and Answers about the Offer and the Merger

The information set forth under the section of the Prospectus/Offer to Exchange entitled the “Questions and Answers about the Offer and the Merger—Does Salesforce have the financial resources to complete the offer and the merger?” is hereby amended and restated as follows:

Yes. The transaction consideration will consist of Salesforce shares and cash. The offer and the merger are not conditioned upon any financing arrangements or contingencies.

On April 11, 2018, Salesforce completed the public offering and issuance of $1.0 billion aggregate principal amount of 3.250% Senior Notes due 2023 (the “Senior Notes due 2023”) and $1.5 billion aggregate principal amount of 3.700% Senior Notes due 2028 (the “Senior Notes due 2028”, and together with the Senior Notes due 2023, the “Senior Notes”) in a registered public offering (the “Notes Offering”) pursuant to an underwriting agreement providing for the issuance and sale of the Senior Notes. Salesforce intends to use the net proceeds from the Notes Offering to fund the cash component of the transaction consideration in connection with the acquisition of MuleSoft, and to pay related fees and expenses. If (x) the consummation of the acquisition of MuleSoft by Salesforce or any of its subsidiaries does not occur on or before April 20, 2019 or (y) Salesforce notifies the trustee in respect of the Senior Notes that it will not pursue the consummation of the acquisition of MuleSoft, Salesforce will be required to redeem the Senior Notes due 2023 then outstanding (the “Special Mandatory Redemption”) at a redemption price equal to 101% of the principal amount of the Senior Notes due 2023 to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the date of such special mandatory redemption. The Senior Notes due 2028 are not subject to the Special Mandatory Redemption. In the event that the acquisition of MuleSoft by Salesforce or its subsidiaries is not consummated, Salesforce expects to use the proceeds of the Senior Notes due 2028 for general corporate purposes and the repayment of debt.

On April 30, 2018, Salesforce entered into a Credit Agreement (the “term loan agreement”) with the various financial institutions named therein, as lenders, and Bank of America, N.A., as administrative agent for the lenders. The term loan agreement provides for a $500 million term facility, the availability of which is conditioned on the consummation of the acquisition of MuleSoft in accordance with the terms of the merger agreement (subject to certain exceptions and qualifications) and certain other conditions. Proceeds from borrowings under the term loan agreement may be used to finance a portion of the cash consideration and to pay costs and expenses related to the Transactions (as defined in the term loan agreement).

Borrowings under the term loan agreement will bear interest at a fluctuating rate per annum equal, at Salesforce’s option, to the alternate base rate or the reserve adjusted Eurocurrency rate, in each case, plus an applicable margin calculated based on Salesforce’s credit ratings.

The term loan agreement contains representations and warranties and affirmative and negative covenants customary for unsecured financings of this type, as well as a financial covenant limiting Salesforce’s consolidated leverage ratio (as defined in the term loan agreement) to certain ratios on certain dates.

In connection with its entry into the merger agreement, Salesforce obtained a commitment from Bank of America, N.A. and certain other financial institutions for a 364-day senior unsecured bridge loan facility. The original commitments in respect of the bridge loan facility were $3.0 billion, but were reduced by the net cash proceeds of the Notes Offering and terminated upon entry into the term loan agreement.

No other plans or arrangements have been made to finance or repay such financing after the consummation of the offer and the merger. No alternative financing arrangements or alternative financing plans have been made in the event such financings fail to materialize.

See “The Offer—Source and Amount of Funds.”

Summary

The information set forth in the section of the Prospectus/Offer to Exchange entitled the “The Summary—Source and Amount of Funds” is hereby amended and restated as follows:

The offer and the merger are not conditioned upon any financing arrangements or contingencies.

Salesforce estimates the aggregate amount of cash consideration required to purchase the outstanding shares of MuleSoft common stock and consummate the offer and the merger will be approximately $4.8 billion, plus related fees and expenses. Salesforce anticipates that the funds needed to complete the transactions will be derived from (i) available cash on hand, (ii) proceeds from the sales of marketable securities on hand and (iii) new third-party debt financing.

On April 11, 2018, Salesforce completed the public offering and issuance of $1.0 billion aggregate principal amount of 3.250% Senior Notes due 2023 and $1.5 billion aggregate principal amount of 3.700% Senior Notes due 2028 in a registered public offering pursuant to an underwriting agreement providing for the issuance and sale of the Senior Notes. Salesforce intends to use the net proceeds from the Notes Offering to fund the cash component of the transaction consideration in connection with the acquisition of MuleSoft, and to pay related fees and expenses. If (x) the consummation of the acquisition of MuleSoft by Salesforce or any of its subsidiaries does not occur on or before April 20, 2019 or (y) Salesforce notifies the trustee in respect of the Senior Notes that it will not pursue the consummation of the acquisition of MuleSoft, Salesforce will be required to redeem the Senior Notes due 2023 then outstanding at a redemption price equal to 101% of the principal amount of the Senior Notes due 2023 to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the date of such special mandatory redemption. The Senior Notes due 2028 are not subject to the Special Mandatory Redemption. In the event that the acquisition of MuleSoft by Salesforce or its subsidiaries is not consummated, Salesforce expects to use the proceeds of the Senior Notes due 2028 for general corporate purposes and the repayment of debt.

On April 30, 2018, Salesforce entered into the term loan agreement with the various financial institutions named therein, as lenders, and Bank of America, N.A., as administrative agent for the lenders. The term loan agreement provides for a $500 million term facility, the availability of which is conditioned on the consummation of the acquisition of MuleSoft in accordance with the terms of the merger agreement (subject to certain exceptions and qualifications) and certain other conditions. Proceeds from borrowings under the term loan agreement may be used to finance a portion of the cash consideration and to pay costs and expenses related to the Transactions (as defined in the term loan agreement).

Borrowings under the term loan agreement will bear interest at a fluctuating rate per annum equal, at Salesforce’s option, to the alternate base rate or the reserve adjusted Eurocurrency rate, in each case, plus an applicable margin calculated based on Salesforce’s credit ratings.

The term loan agreement contains representations and warranties and affirmative and negative covenants customary for unsecured financings of this type, as well as a financial covenant limiting Salesforce’s consolidated leverage ratio (as defined in the term loan agreement) to certain ratios on certain dates.

In connection with its entry into the merger agreement, Salesforce obtained a commitment from Bank of America, N.A. and certain other financial institutions for a 364-day senior unsecured bridge loan facility. The original commitments in respect of the bridge loan facility were $3.0 billion, but were reduced by the net cash proceeds of the Notes Offering and terminated upon entry into the term loan agreement.

No other plans or arrangements have been made to finance or repay such financing after the consummation of the offer and the merger. No alternative financing arrangements or alternative financing plans have been made in the event such financings fail to materialize.

See “The Offer—Source and Amount of Funds.”

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Prospectus/Offer to Exchange entitled the “The Offer—Source and Amount of Funds” is hereby amended and restated as follows:

The offer and the merger are not conditioned upon any financing arrangements or contingencies.

Salesforce estimates the aggregate amount of cash consideration required to purchase the outstanding shares of MuleSoft common stock and consummate the offer and the merger will be approximately $4.8 billion, plus related fees and expenses. Salesforce anticipates that the funds needed to complete the transactions will be derived from (i) available cash on hand, (ii) proceeds from the sales of marketable securities on hand and (iii) new third-party debt financing.

On April 11, 2018, Salesforce completed the public offering and issuance of $1.0 billion aggregate principal amount of 3.250% Senior Notes due 2023 and $1.5 billion aggregate principal amount of 3.700% Senior Notes due 2028 in a registered public offering pursuant to an underwriting agreement providing for the issuance and sale of the Senior Notes. Salesforce intends to use the net proceeds from the Notes Offering to fund the cash component of the transaction consideration in connection with the acquisition of MuleSoft, and to pay related fees and expenses. If (x) the consummation of the acquisition of MuleSoft by Salesforce or any of its subsidiaries does not occur on or before April 20, 2019 or (y) Salesforce notifies the trustee in respect of the Senior Notes that it will not pursue the consummation of the acquisition of MuleSoft, Salesforce will be required to redeem the Senior Notes due 2023 then outstanding at a redemption price equal to 101% of the principal amount of the Senior Notes due 2023 to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the date of such special mandatory redemption. The Senior Notes due 2028 are not subject to the Special Mandatory Redemption. In the event that the acquisition of MuleSoft by Salesforce or its subsidiaries is not consummated, Salesforce expects to use the proceeds of the Senior Notes due 2028 for general corporate purposes and the repayment of debt.

On April 30, 2018, Salesforce entered into the term loan agreement with the various financial institutions named therein, as lenders, and Bank of America, N.A., as administrative agent for the lenders. The term loan agreement provides for a $500 million term facility, the availability of which is conditioned on the consummation of the acquisition of MuleSoft in accordance with the terms of the merger agreement (subject to certain exceptions and qualifications) and certain other conditions. Proceeds from borrowings under the term loan agreement may be used to finance a portion of the cash consideration and to pay costs and expenses related to the Transactions (as defined in the term loan agreement).

Borrowings under the term loan agreement will bear interest at a fluctuating rate per annum equal, at Salesforce’s option, to the alternate base rate or the reserve adjusted Eurocurrency rate, in each case, plus an applicable margin calculated based on Salesforce’s credit ratings.

The term loan agreement contains representations and warranties and affirmative and negative covenants customary for unsecured financings of this type, as well as a financial covenant limiting Salesforce’s consolidated leverage ratio (as defined in the term loan agreement) to certain ratios on certain dates.

In connection with its entry into the merger agreement, Salesforce obtained a commitment from Bank of America, N.A. and certain other financial institutions for a 364-day senior unsecured bridge loan facility. The original commitments in respect of the bridge loan facility were $3.0 billion, but were reduced by the net cash proceeds of the Notes Offering and terminated upon entry into the term loan agreement.

No other plans or arrangements have been made to finance or repay such financing after the consummation of the offer and the merger. No alternative financing arrangements or alternative financing plans have been made in the event such financings fail to materialize.

Item 10.	Financial Statements.

The third paragraph in the section of the Prospectus/Offer to Exchange entitled “Unaudited Pro Forma Condensed Combined Financial Statements—Transaction Details” is hereby deleted in its entirety and replaced with the following:

Salesforce anticipates that the funds needed to complete the transaction will be derived from (i) available cash on hand, (ii) proceeds from the sales of marketable securities on hand and (iii) new third-party debt financing.

On April 11, 2018, Salesforce completed the public offering and issuance of $1.0 billion aggregate principal amount of 3.250% Senior Notes due 2023 and $1.5 billion aggregate principal amount of 3.700% Senior Notes due 2028 in a registered public offering pursuant to an underwriting agreement providing for the issuance and sale of the Senior Notes. Salesforce intends to use the net proceeds from the Notes Offering to fund the cash component of the transaction consideration in connection with the acquisition of MuleSoft, and to pay related fees and expenses. If (x) the consummation of the acquisition of MuleSoft by Salesforce or any of its subsidiaries does not occur on or before April 20, 2019 or (y) Salesforce notifies the trustee in respect of the Senior Notes that it will not pursue the consummation of the acquisition of MuleSoft, Salesforce will be required to redeem the Senior Notes due 2023 then outstanding at a redemption price equal to 101% of the principal amount of the Senior Notes due 2023 to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the date of such special mandatory redemption. The Senior Notes due 2028 are not subject to the Special Mandatory Redemption. In the event that the acquisition of MuleSoft by Salesforce or its subsidiaries is not consummated, Salesforce expects to use the proceeds of the Senior Notes due 2028 for general corporate purposes and the repayment of debt.

On April 30, 2018, Salesforce entered into the term loan agreement with the various financial institutions named therein, as lenders, and Bank of America, N.A., as administrative agent for the lenders. The term loan agreement provides for a $500 million term facility, the availability of which is conditioned on the consummation of the acquisition of MuleSoft in accordance with the terms of the merger agreement (subject to certain exceptions and qualifications) and certain other conditions. Proceeds from borrowings under the term loan agreement may be used to finance a portion of the cash consideration and to pay costs and expenses related to the Transactions (as defined in the term loan agreement).

Borrowings under the term loan agreement will bear interest at a fluctuating rate per annum equal, at Salesforce’s option, to the alternate base rate or the reserve adjusted Eurocurrency rate, in each case, plus an applicable margin calculated based on Salesforce’s credit ratings.

The term loan agreement contains representations and warranties and affirmative and negative covenants customary for unsecured financings of this type, as well as a financial covenant limiting Salesforce’s consolidated leverage ratio (as defined in the term loan agreement) to certain ratios on certain dates.

In connection with its entry into the merger agreement, Salesforce obtained a commitment from Bank of America, N.A. and certain other financial institutions for a 364-day senior unsecured bridge loan facility. The original commitments in respect of the bridge loan facility were $3.0 billion, but were reduced by the net cash proceeds of the Notes Offering and terminated upon entry into the term loan agreement.

No other plans or arrangements have been made to finance or repay such financing after the consummation of the offer and the merger. No alternative financing arrangements or alternative financing plans have been made in the event such financings fail to materialize.

The section of the Prospectus/Offer to Exchange entitled “Unaudited Pro Forma Condensed Combined Financial Statements—Notes to Unaudited Pro Forma Combined Condensed Financial Information—3. Debt” is hereby deleted in its entirety and replaced with the following:

Salesforce anticipates that the funds needed to complete the transactions will be derived from (i) available cash on hand, (ii) proceeds from the sales of marketable securities on hand and (iii) new third-party debt financing.

On April 11, 2018, Salesforce completed the public offering and issuance of $1.0 billion aggregate principal amount of 3.250% Senior Notes due 2023 and $1.5 billion aggregate principal amount of 3.700% Senior Notes due 2028 in a registered public offering pursuant to an underwriting agreement providing for the issuance and sale of the Senior Notes. Salesforce intends to use the net proceeds from the Notes Offering to fund the cash component of the transaction consideration in connection with the acquisition of MuleSoft, and to pay related fees and expenses. If (x) the consummation of the acquisition of MuleSoft by Salesforce or any of its subsidiaries does not occur on or before April 20, 2019 or (y) Salesforce notifies the trustee in respect of the Senior Notes that it will not pursue the consummation of the acquisition of MuleSoft, Salesforce will be required to redeem the Senior Notes due 2023 then outstanding at a redemption price equal to 101% of the principal amount of the Senior Notes due 2023 to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the date of such special mandatory redemption. The Senior Notes due 2028 are not subject to the Special Mandatory Redemption. In the event that the acquisition of MuleSoft by Salesforce or its subsidiaries is not consummated, Salesforce expects to use the proceeds of the Senior Notes due 2028 for general corporate purposes and the repayment of debt.

On April 30, 2018, Salesforce entered into the term loan agreement with the various financial institutions named therein, as lenders, and Bank of America, N.A., as administrative agent for the lenders. The term loan agreement provides for a $500 million term facility, the availability of which is conditioned on the consummation of the acquisition of MuleSoft in accordance with the terms of the merger agreement (subject to certain exceptions and qualifications) and certain other conditions. Proceeds from borrowings under the term loan agreement may be used to finance a portion of the cash consideration and to pay costs and expenses related to the Transactions (as defined in the term loan agreement).

Borrowings under the term loan agreement will bear interest at a fluctuating rate per annum equal, at Salesforce’s option, to the alternate base rate or the reserve adjusted Eurocurrency rate, in each case, plus an applicable margin calculated based on Salesforce’s credit ratings.

The term loan agreement contains representations and warranties and affirmative and negative covenants customary for unsecured financings of this type, as well as a financial covenant limiting Salesforce’s consolidated leverage ratio (as defined in the term loan agreement) to certain ratios on certain dates.

In connection with its entry into the merger agreement, Salesforce obtained a commitment from Bank of America, N.A. and certain other financial institutions for a 364-day senior unsecured bridge loan facility. The original commitments in respect of the bridge loan facility were $3.0 billion, but were reduced by the net cash proceeds of the Notes Offering and terminated upon entry into the term loan agreement.

No other plans or arrangements have been made to finance or repay such financing after the consummation of the offer and the merger. No alternative financing arrangements or alternative financing plans have been made in the event such financings fail to materialize.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(b)(8)	Credit Agreement, dated April 30, 2018, among Salesforce, the lenders and other parties party thereto, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Salesforce on April 30, 2018)

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2018

MALBEC ACQUISITION CORP.

By:	/s/ Amy E. Weaver
Name:	Amy E. Weaver
Title:	President

SALESFORCE.COM, INC.

By:	/s/ Mark J. Hawkins
Name:	Mark J. Hawkins
Title:	Chief Financial Officer